August 6, 2008

Mr. H. Roger Schwall,
     Assistant Director,
          Division of Corporation Finance,
               Securities and Exchange Commission,
                    100 F Street, N.E., Stop 7010
                         Washington, D.C. 20549

Re:     Rio Tinto Group

Dear Mr. Schwall,

I refer to your letter dated July 31, 2008 to Guy Elliott of Rio Tinto plc and my telephone conversation with Jennifer O’Brien on August 5, 2008 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review internally (particularly given that many of the relevant people are on holiday during this month) and by the Company’s advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by September 17, 2008.

The Company appreciates your cooperation in extending the deadline for their response.

Very truly yours,

/s/ Kathryn A. Campbell
Kathryn A. Campbell

cc:     Guy Elliott
(Rio Tinto plc)